BNY: PO BOX 505006, Louisville, KY 40233-5006

Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Scinai Immunotherapeutics Ltd.

Annual General Meeting of Shareholders

For Shareholders of record as of November 13, 2025

Monday, December 22, 2025 11:00 AM, Local Time

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 5:00 p.m. EST on December 18, 2025.

Scinai Immunotherpeutics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on December 18, 2025)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Scinai Immunotherpeutics Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 13, 2025** at the **Annual General Meeting** of the Shareholders of **Scinai Immunotherpeutics Ltd.** to be held on **December 22, 2025** at 11:00 a.m. (Israeli time), in the offices of Goldfarb, Gross, Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:
1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
3. *Scinai Immunotherpeutics Ltd.'s 2025 Annual General Meeting will be held on December, 22, 2025. The Proxy Statement are available for viewing on Scinai Immunotherpeutics Ltd.'s website as follows:https://www.scinai.com/proxystatement*
4. By executing this proxy card you will be deemed to confirm that you are NOT a controlling shareholder and do NOT have a Personal Interest (as such term is defined in the Proxy Statement) in the approval of Proposals 3, 5, 6 and 7. If you are a controlling shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority (as such term is defined in the Proxy Statement) required for approval of Proposals 3, 5, 6 and 7), please notify the Company as described on the reverse side of this proxy card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Please make your marks like this: ☒

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	To approve the re-election of Mr. Mark Germain to the Board of Directors, to serve until the third annual meeting after the Meeting.	☐	☐	☐
2.	To approve an amendment to the Company's Articles of Association to increase the number of authorized Ordinary Shares.	☐	☐	☐
3.	To approve a grant of 60,000 restricted share units to Amir Reichman, the Company's Chief Executive Officer, as a long-term incentive award reflecting his performance since the last equity award grant.	☐	☐	☐
4.	To approve a grant of options to purchase ADSs to Mr. Mark Germain, Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, directors of the Company, in recognition of their continued service and contribution to the Company since the last equity award grant.	☐	☐	☐
5.	To approve a grant of options to Prof. Avner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company's cost-cutting measures.	☐	☐	☐
6.	To approve the acceleration of vesting of options to purchase 810 ADSs held by each of Prof. Aner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company's cost-cutting measures.	☐	☐	☐
7.	To approve a grant of ADSs to Dr. Tamar Ben-Yedidia in consideration for her years of service as an officer of the Company	☐	☐	☐
8.	To approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company's auditors, as the Company's auditors for the year 2025 and for an additional period until the next annual meeting.	☐	☐	☐

By executing this proxy card you will be deemed to confirm that you are NOT a controlling shareholder and do NOT have a Personal Interest (as such term is defined in the Proxy Statement) in the approval of Proposals 3, 5, 6 and 7. If you are a controlling shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority (as such term is defined in the Proxy Statement) required for approval of Proposals 3, 5, 6 and 7), please notify Mr. Uri-Ben Or, the Company's Chief Financial Officer, at uri.benor@scinai.com or by mail to the Company's offices, c/o Uri Ben-Or, at Scinai Immunotherapeutics Ltd. Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, 9112001 Israel.

If your shares are held in "street name" by your broker, bank or other nominee and you are a controlling shareholder or have a Personal Interest, you should notify your broker, bank, or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date